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09059913

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR - 2 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67194

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
KEPLER CAPITAL MARKETS, INC. (FORMERLY KNOWN AS LANDSBANKI KEPLER, INC.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
600 LEXINTON AVENUE, 28TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Kerr Lavagnino, CEO, COO and CCO — 212-710-7625
(Full Name and Title) (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, middle name)

300 Madison Avenue,	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Kerr Lavagnino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kepler Capital Markets, Inc. (formerly Landsbanki Kepler, Inc.), as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

None

None

2/27/09

Signature

CEO, COO and CCO

Title

AMY RIVERA-COLON
Notary Public, State of New York
No. 01RI6028066
Qualified in Nassau County
Commission Expires July 19, 2009

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC Mail Processing
Section
MAR - 2 2009
Washington, DC
110

Kepler Capital Markets, Inc.

Statement of Financial Condition
December 31, 2008

Kepler Capital Markets, Inc.
Index
December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and the Stockholders of
Kepler Capital Markets, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Kepler Capital Markets, Inc., formerly Landsbanki Kepler, Inc., (the "Company") at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2009

Kepler Capital Markets, Inc.
Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 3,016,889
Restricted cash	280,280
Furniture and equipment (net of accumulated amortization and depreciation of $593,993)	726,284
Due from Parent	297,877
Due from broker	217,767
Accounts receivable	625,264
Prepaid expenses	161,724
Other assets	58,620
Total assets	$ 5,384,705
Liabilities and Stockholder's Equity	
Due to Parent	$ 230,152
Due to affiliate	12,514
Deferred rent liability	116,756
Accrued expenses and other liabilities	1,655,882
Subordinated loan	2,500,000
Total liabilities	4,515,304
Common stock ($.01 par value; 1,000 shares authorized, 100 issued and outstanding)	1
Additional paid-in capital	2,499,999
Deficit	(1,630,599)
Total stockholder's equity	869,401
Total liabilities and stockholder's equity	$ 5,384,705

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

Kepler Capital Markets, Inc. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was approved for business as a broker-dealer by the National Association of Securities Dealers, Inc. (the "NASD"), now FINRA, on June 8, 2006.

The Company is a wholly owned subsidiary of Kepler Capital Markets, S.A. ("Kepler" or "Parent"), a French broker-dealer registered with the Banque de France. Kepler provides high quality independent equity research and execution services with branch offices and subsidiaries in Amsterdam, Frankfurt, Geneva, Madrid, Milan, New York, Paris and Zurich. The Parent also offers clients a Fixed Income agency execution business with established teams in Paris, Geneva and New York.

The Company acts as a broker for North American institutional customers in the purchase and sales of foreign securities, US equities, American Depository Receipts ("ADR") and fixed income securities. The Company executes and clears foreign trades through the Parent. Clearing and settlement for US Equities, ADRs, and fixed income securities are settled and cleared on a fully disclosed basis through a US clearing firm; the Company currently clears through BNP Paribas Securities Corp. All equity transactions are accepted as Agent and settled on a DVP/RVP basis. The Company does not perform proprietary trading and does not take risk and/or positions when executing orders on behalf of clients.

Kepler was founded in 1997 as the institutional brokerage division of Bank Julius Baer. The Kepler Equities brand was initially developed by the Parent's Paris office in February 2004. Additional Kepler offices were opened in Amsterdam, Frankfurt, Madrid, Milan and Zurich during the period between 1999 and 2003. The New York broker dealer and FINRA member firm was launched in June 2006. In December 2008, Kepler completed a management-led buy-out of its branch offices and subsidiaries from Landsbanki Islands hf. Today, Kepler is a 100% independent research-based broker owned by management and staff.

2. Summary of Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash deposits and money market accounts held in accounts at a New York financial institution and therefore are subject to the credit risk at the financial institution. The Company considers all highly-liquid instruments with original maturities of three months or less at the date of purchase to be cash equivalents.

Concentration of Credit Risk

The Company maintains substantially all of its cash balance at one major financial institution in excess of FDIC-insured limits. However, the Company does not believe that these amounts are exposed to significant risk.

Depreciation and Amortization
Furniture and equipment are recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives of three to five years. Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the useful lives of the assets or the lease term.

Income Taxes
The Company accounts for income taxes in accordance with Statement of Financial Standards No. 109, "Accounting for Income Taxes," which requires the recognition of tax benefits and expenses on the temporary differences between the financial reporting and tax basis of its assets and liabilities. A deferred income tax asset or liability is determined by applying currently enacted tax laws and rates to the temporary differences. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some or all of a deferred tax asset will not be realized.

Indemnifications
In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, management expects the risk of loss to be remote.

3. Regulatory Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2008, the Company had net capital of $2,013,343 which exceeded the required net capital by $1,763,343.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs k(2)(i).

4. Furniture, Equipment, and Leasehold Improvements

Details of furniture, equipment and leasehold improvements are as follows:

Furniture	$ 228,388
Equipment	494,616
Leasehold improvements	597,273
	1,320,277
Less: accumulated depreciation	(593,993)
	$ 726,284

5. Commitments

Lease Agreement
The Company leases an office space under a non-cancellable lease agreement which expires September 30, 2016. The future minimum annual base rent payments required under this operating lease are as follows:

Year Ending December 31,	Total Commitments
2009	$ 222,577
2010	222,577
2011	232,078
2012	232,078
2013 onwards	1,005,680
	$ 1,914,990

The lease has provisions for escalation. The Company also has a restricted cash deposit of $280,280 relating to the lease. The Company has entered into an irrevocable standby letter of credit payable to the landlord in case of default on the lease agreement for which the restricted cash is being held as collateral.

Guaranteed Bonuses
In the ordinary course of business, the Company has entered into certain contractual agreements with its employees. For the year 2008, the Company is obligated to pay $325,000 in guaranteed bonuses to a certain employee provided he remains in the Company's employment through December 31, 2009.

6. Related Party Transactions

Due from Parent
Commission income is the result of trades made with U.S. and non-U.S. customers on behalf of affiliates. At December 31, 2008, due from Parent primarily represents commission income receivable of $210,549.

During the year, the Company paid the Parent $6,842,150 related to execution and settlement.

The Parent has provided the Company with a letter of support. The Parent has undertaken to provide additional capital, up to the amount of losses as may from time to time be required in order to meet the business requirements and regulatory reporting required by the Company through December 31, 2008.

7. Subordinated Loan

The Company has entered into a subordinated loan agreement with Landsbanki in the amount of $2,500,000 at a fixed interest rate of 6.5% and maturing on April 11, 2011. For the year ended December 31, 2008, interest expense was $162,500. At December 31, 2008, the accrued interest payable was $446,875. The loan was approved by the NASD to be treated as equity in computing net capital pursuant to the SEC's Uniform Net Capital Rule.

8. Income Taxes

The Company files tax returns on a standalone basis for U.S. tax purposes, and also files standalone tax returns in New York State and New York City.

The Company has deferred tax assets primarily related to net operating loss carryforwards, as well as accrued foreign intercompany interest expense. Deferred tax assets of approximately $633,719 are subject to a full valuation allowance as management believes that it is more likely than not that the future benefits of these deferred tax assets will not be realized.

From its historical operations, the Company has a net operating loss carryforward of approximately $1,064,512 for Federal, New York State and New York City purposes. These net operating loss carryforwards will begin to expire starting in the tax year ending December 31, 2025.

9. Off Balance Sheet Risks

In the normal course of business, the Company executes, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

10. Subsequent Events

On February 17, 2009, the Fund received additional paid-in capital of $1,500,000 from the Parent.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5

To the Board of Directors and the Stockholder of
Kepler Capital Markets, Inc.:

In planning and performing our audit of the financial statements of Kepler Capital Markets, Inc., formerly Landsbanki Kepler, Inc., (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. The quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company conducts business in accordance with the exemptive provisions of paragraph (k)(2)(i) of Rule 15c3-3, we did not review the practices and procedures followed by the Company for the following:

1. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company

PRICEWATERHOUSECOOPERS

has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2009